N E W S R E L E A S E

November 19, 2003	TSX Venture Exchange: CPQ

CANPLATS INCREASES PRIVATE PLACEMENT

Vancouver, B.C. -- Canplats Resources Corporation (TSX-V: CPQ) is pleased to announce an increase in its previously announced private placement from 4,800,000 units to 5,200,000 units (the "Units") at a price of $0.25 per unit for gross proceeds of $1,300,000. Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days, the warrant holders will be required to exercise their warrants. A finder's fee of 7½% is payable in units on a portion of the placement, and a finder's fee of 5% cash and 10% warrants (each warrant entitling the holder to acquire one common share for a period of two years at a price of $0.40) is payable on a portion of the placement.

The proceeds of the private placement will be used for exploration, working capital and property acquisition investigations. The completion of the private placement is subject to acceptance of the TSX Venture Exchange.

About Canplats Resources Corporation
Canplats Resources Corporation is a junior exploration company focused on exploration for gold and platinum group metals mineralization. The company holds a 100% interest in the Rodeo gold prospect, Yerbabuena gold prospect, and the recently acquired Santa Lucia gold prospect, all located in Mexico. In addition, Canplats maintains core claims in the Nipigon Plate area north of Thunder Bay, Ontario with drill targets that are prospective for platinum group mineralization.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplats' news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company's news releases may be forward-looking statements such as the company's future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats' SEC Form 20F as amended.